

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

April 18, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of
Beneficial Interest the Direxion Daily Robotics, Artificial Intelligence & Automation Index
Bull 3X Shares, at no par value, a series of Direxion Shares ETF Trust under the
Exchange Act of 1934.

Sincerely,